Filed Pursuant to Rule 424(b)(3)
File Number 333-117826

Prospectus Supplement No. 4 dated January 27, 2005
(To Prospectus dated August 20, 2004)

CTS Corporation

2.125% Convertible Senior Subordinated Notes due 2024
and the Common Stock Issuable Upon Conversion of the Notes

     This Prospectus Supplement No. 4 supplements information contained in the Prospectus dated August 20, 2004, as supplemented, covering resale by selling securityholders of our 2.125% Convertible Senior Subordinated Notes due 2024 and shares of our common stock issuable upon conversion of the notes. This Prospectus Supplement No. 4 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. The terms of the notes are set forth in the Prospectus. Our common stock is traded on the New York Stock Exchange under the symbol “CTS.”

     See “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before purchasing the notes or our common stock.

     Neither the Securities and Exchange Commission not any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     For more information, please see the Prospectus as amended by the Prospectus Supplements.

The date of this Prospectus Supplement No. 4 is January 27, 2005.

     The information in the table appearing under the caption “Selling Securityholders” beginning on page 64 of the Prospectus is amended by adding the information below:

	Aggregate			Common
	Principal Amount	Percentage	Common Stock	Stock
	of Notes that	of Notes	Owned Prior to	Registered
Name	may be Sold(1)	Outstanding	Conversion	Hereby(1)(2)

S.A.C. Arbitrage Fund, LLC (3)	$5,000,000	8.33	—	333,333

(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling securityholders provided to us the information regarding their notes.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 66.6667 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights” in the Prospectus. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of the securities described in this prospectus.

     Information concerning the selling securityholders may change from time to time. Any such changed information or information about other selling security holders will be set forth in one or more prospectus supplements, if required.